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                          Cascade Systems Incorporated
                              300 Brickstone Square
                          Andover, Massachusetts 01810


                                 January 12, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  Cascade Systems Incorporated
          Registration Statement on Form S-1
          (Registration No. 333-36219)
          ----------------------------------


Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Cascade Systems Incorporated ("Cascade") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-36219), as amended, that was originally filed with the Securities and Exchange Commission on September 24, 1997. Cascade is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of Cascade have been issued or sold under the Registration Statement.

     In addition, the Company requests that its Confidential Treatment Application also be withdrawn at this time.

     If you have any questions with respect to this letter, please call either Peter L. Gray of the law firm of Hale and Dorr LLP at (617) 526-6000 or me at
(508) 749-7000.

                                     Sincerely,

                                     CASCADE SYSTEMS INCORPORATED


                                     By: /s/ Malcolm P. McGrory
                                         ---------------------------------------
                                         Malcolm P. McGrory
                                         President and Chief Executive Officer

cc:  Mr. Michael Murray
     Mr. Mark Slater
     Mr. Stephen J. Mastrocola
     Steven P. Rosenthal, Esq.
     Andrew J. Merken, Esq.
     John A. Burgess, Esq.